UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                          SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*

                           Tercica, Inc.
                         (Name of Issuer)

                  Common Stock, $0.001 par value
                   (Title of Class of Securities)

                            88078L105
                         (CUSIP Number)

                        Jeffrey I. Martin
                    Rho Capital Partners, Inc.
                 152 West 57th Street, 23rd Floor
                     New York, New York 10019
                           212-751-6677
         (Name, Address, and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          January 23, 2006
      (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



-----------------------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 3 to Schedule 13D for Tercica, Inc., a Delaware corporation ("Tercica"), amends a statement on Schedule 13D originally dated March 22, 2004, as amended January 31, 2005, with respect to shares of Tercica Common Stock, par value $0.001 per share, beneficially owned by Rho Capital Partners, Inc., a New York corporation ("Rho"), its controlling shareholders Joshua Ruch, Habib Kairouz and Mark Leschly, and the following affiliated investment vehicles: Rho Ventures IV, L.P.; Rho Ventures IV (QP), L.P.; Rho Ventures IV GmbH & Co. Beteiligungs KG; Rho Management Trust I; Rho Management Ventures IV, LLC; Rho Capital Partners Verwaltungs GmbH; Drakensberg, L.P.; and Kariba LLC (collectively, the "Reporting Persons"). This Amendment is filed to amend items 6 and 7 in the Schedule 13D as previously filed, by addition of the following:



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In conjunction with a follow-on offering of Tercica Common Stock (the "Offering"), certain of Rho's affiliated investment vehicles and Mark Leschly, as a director of the Company, have entered into a letter of agreement, dated January 23, 2006, with the underwriters of the Offering by which such entities and person have agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Tercica Common Stock or any securities convertible into or exercisable or exchangeable for Tercica Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Tercica Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Tercica Common Stock or other securities, in cash or otherwise, for a period ending 45 days after the date of the final prospectus relating to the Offering, with exceptions as provided in such letter agreements. The foregoing summary of the terms of such letter agreement is qualified by reference to the full text of the lockup letter agreement, which is included as Exhibit A to this Amendment No. 3, and is incorporated herein by reference.



Item 7.  Material to be Filed as Exhibits

The following document is filed as an exhibit in substitution of previously filed Exhibit A, which is no longer effective:

A.  Letter Agreement, dated January 23, 2006

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 26, 2006.



RHO CAPITAL PARTNERS, INC.


By:   /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



/s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer for Joshua Ruch



/s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer for Habib Kairouz



/s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer for Mark Leschly



RHO VENTURES IV, L.P.


By:  /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT VENTURES IV, LLC


By:  /s/ Jeffrey I. Martin
---------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO VENTURES IV (QP), L.P.


By:  /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO VENTURES IV GmbH & CO. BETEILIGUNGS KG


By: /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO CAPITAL PARTNERS VERWALTUNGS GmbH


By: /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT TRUST I


By: /s/ Jeffrey I. Martin
-----------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



DRAKENSBERG, L.P.


By: /s/ Jeffrey I. Martin
-----------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



KARIBA LLC


By: /s/ Jeffrey I. Martin
-----------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer